

July 23, 2008

Room 7010

F. George Orr
Chief Financial Officer, Secretary and Director
Valcent Products Inc.
Suite 1010- 789 West Pender Street, Vancouver
British Columbia V6C 1H2

>   **Re: Valcent Products Inc.**
>   **Form 20-F for Fiscal Year Ended March 31, 2007**
>   **File No. 000-30858**

Dear Mr. Orr:

      We have reviewed your response letter dated July 3, 2008 and have the following comment. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the year ended March 31, 2007

Note 5. Product License, page F-8

1. Your response to prior comment 1 did not provide us with sufficient information for us to determine the appropriateness of capitalizing the $153,000 of product development costs under both Canadian GAAP and US GAAP. In future filings, please provide a more descriptive discussion of these costs and with reference to the criteria set forth in HB 3450 and SFAS 2 your basis for capitalizing such costs. In this regard, it does not seem appropriate to capitalize product development costs for US GAAP purposes simply because they were paid in connection with your licensing agreement. These costs should be assessed in light of SFAS 2.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief